MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES
OR ON ANY U.S. NEWS WIRE SERVICES

MIGENIX RIGHTS OFFERING OVERSUBSCRIBED

Vancouver, British Columbia, Canada, February 27, 2009 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF) ("MIGENIX" or the "Corporation") today announced that its Rights Offering, which expired at 5:00 p.m. (Toronto time) on February 26, 2009, was approximately 25% oversubscribed.  MIGENIX will be issuing approximately 47 million Units for gross proceeds of approximately $2.4 million.  Closing of the Rights Offering is planned for next week.

Under the terms of the Rights Offering, shareholders of record on February 2, 2009, were entitled to receive one right (“Right”) for each common share held. Two Rights entitled eligible holders to purchase a unit (“Unit”) at the price of CAD$0.05 per Unit (the “Basic Subscription Right”). Each Unit is comprised of one common share and one common share purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase one common share at a price of CAD$0.10 at any time over the 12 month period following closing of the Rights Offering. Shareholders who fully exercised their Basic Subscription Rights were entitled to subscribe pro-rata for additional Units (the “Additional Subscription Privilege”), if available, that were not otherwise subscribed for prior to the expiry of the Rights.

Approximately 41 million Units were subscribed for pursuant to the exercise by holders of their Basic Subscription Rights and approximately an additional 18 million Units were subscribed for pursuant to the Additional Subscription Privilege. As only approximately 6 million Units are available for distribution pursuant to the Additional Subscription Privilege, the number of Units to be allocated to most subscribers who exercised the Additional Subscription Privilege will be less than the number they subscribed for and they will accordingly receive a refund of any excess funds submitted with their subscription request.

This press release should be read together with, and is qualified in its entirety by, the more detailed information contained in the Short Form Prospectus of the Corporation dated January 21, 2009 available on SEDAR at www.sedar.com.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666 ext. 231.

No U.S. Registration or Sales

The securities offered will not be or have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person (as defined in Regulation S of the Securities Act) or person in the United States. The Short Form Prospectus is not being sent to or circulated in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States and no Person in the United States, U.S. Person or person purchasing for the account or benefit of any person in the United States or U.S. Person received or exercised Subscription Rights.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Corporation's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious Gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as "forward-looking statements"). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: closing of the Rights Offering next week and raising approximately $2.4 million pursuant to the Rights Offering.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: the accuracy and completeness of the rights subscription report we received from the subscription agent and our ability to close the Rights Offering next week.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: potential delays and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.